UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinhood Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Willow Road
(No. and Street)

Menlo Park (City) CA (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lyons (916) 496-0291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

725 S Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kelati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinhood Financial, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Notary Public State of Florida
Erin Aubrey Ward
My Commission HH 068842
Expires 01/12/2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
725 S Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Robinhood Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Financial, LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.
February 25, 2021

TABLE OF CONTENTS

ROBINHOOD FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION

		December 31,
(In thousands)		**2020**
Assets		
Cash	$	137,800
Due from affiliated broker-dealer		80,756
Accrued interest receivable		4,086
Securities owned, at fair value		2,383
Prepaid expenses and other assets		9,320
Total assets	$	234,345
Liabilities and member's equity		
Liabilities:		
Accounts payable and other accrued expenses	$	42,387
Accrued marketing expenses		4,490
Deferred revenue		2,078
Due to parent		15,878
Total liabilities		64,833
Commitments and contingencies (Note 8)		—
Total member's equity		169,512
Total liabilities and member's equity	$	234,345

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Robinhood Financial, LLC (the "Company", "we" or "us") is a wholly owned subsidiary of Robinhood Markets, Inc. (the "Parent"). We are a registered broker-dealer in securities under the Securities and Exchange Act of 1934. We are a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

We are a fully disclosed non-exchange member broker-dealer who introduce retail users to purchase and sell equities, options and cryptocurrencies through our platform. Robinhood Securities, LLC ("RHS"), a subsidiary of the Parent, is the affiliated clearing broker-dealer firm of record who clears equities and options trades for the retail users. We also offer a co-branded debit card with Mastercard® bearing the logo of Robinhood ("Robinhood debit card") that allows users' uninvested cash balances to be used to make purchases and ATM withdrawals.

Under our membership agreement with FINRA, we are exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as "COVID-19" to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. Throughout the COVID-19 pandemic, we have seen substantial growth in our customer base, retention, engagement and trading activity metrics, as well as continued gains and periodic all-time highs achieved by the equity markets generally. As a result of the COVID-19 pandemic, market volatility, stay-at-home orders and the distribution of government stimulus checks helped foster an environment that encouraged an unprecedented number of first-time retail investors to become our customers and begin trading on our platform. At the same time, the COVID-19 pandemic has resulted, in part, in inefficiencies or delays in our business and operational challenges. The extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses. Significant assumptions and estimates used in preparing our financial statement includes those related to the determination of contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our financial statement.

Concentration of credit risk

We are engaged in various trading and brokerage activities in which counterparties include our affiliated broker-dealer, banks and other financial institutions, when applicable. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty. Additionally, the majority of our revenue is derived as a result of our relationship with RHS.

Loss contingencies

We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management's best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.

Cash

Cash includes interest and non-interest bearing deposits with banks. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. We have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable.

Due from affiliated broker-dealer

Due from affiliated broker-dealer represents receivables from RHS primarily related to transaction-based revenues, interest revenue on users' uninvested cash balances and subscription revenue, net of payables to RHS primarily related to indemnification for unsecured user receivables, interest expense on users' margin balances and clearing fees for clearing services provided by RHS.

Fair value of financial instruments

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by us

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities owned, at fair value

We own an inventory of stocks to be used as promotional rewards for users and new users they refer that open a new account. These securities owned are recorded at their fair value.

Prepaid expenses and other assets

We classify prepayments made under contracts as prepaid expenses and expense them over contract terms. These prepaid expenses include items such as printing, security, and web services, insurance, regulatory fees, research and software subscriptions. Other assets primarily include other receivables. We evaluate certain prepaid expenses and other current assets for credit losses based on historic events,

current economic conditions, and our expectations of future economic conditions and record an allowance for credit loss to estimate uncollectible receivables. The allowance for credit losses for prepaid expenses and other assets were immaterial.

Income taxes

We are a single member limited liability company, and are treated as a disregarded entity for income tax purposes. All tax effects of our income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in the financial statement. No formal tax-sharing arrangement exists between us and the Parent and we have no obligation to fund any tax liability of the Parent with our earnings.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncement

Credit loss on financial instruments

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments*. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant information about past events, current condition and reasonable and supportable forecasts, which all result in recognition of lifetime expected credit losses. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We adopted this guidance effective January 1, 2020 using the modified retrospective method. The adoption of the guidance did not have a material impact on our financial statement.

Simplifying Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying Accounting for Income Taxes. This guidance simplifies the accounting for income taxes as part of its overall initiative to reduce complexity in accounting standards. Amendments include removal of certain exceptions to the general principles of ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. We early adopted the standard effective April 1, 2020 and it did not have an impact on our financial statement.

Recent Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements that would materially impact our financial statement and related disclosures.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

We measure equity securities owned for our referral shares program at fair value. Securities that were awarded to our users as a part of our promotional stock referral program but not claimed as of December 31, 2020 are also measured at fair value. We have evaluated the estimated fair value of financial instruments using available market information.

The fair value of securities owned, all of which are equity securities, is based on quoted prices in active markets and classified as Level 1.

As of December 31, 2020, we had $0.7 million in liabilities related to equity securities that are classified as Level 1 but not yet claimed, which is included as accrued marketing expenses in the statement of financial condition.

NOTE 5: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

(in thousands)	December 31, 2020
Accrued other expenses	$ 27,004
Accrued IT and Web Services	4,100
Accounts payable and other accrued expenses	3,820
Accrued call center expenses	3,251
Accrued legal expenses	2,391
Accrued market data expenses	1,821
Total	$ 42,387

NOTE 6: RELATED PARTY TRANSACTIONS

We have an expense sharing agreement with the Parent and pursuant to the agreement, we reimburse the Parent for payroll, technology, information services, occupancy and other expenses. The Parent also pays certain direct expenses on our behalf and cash settles monthly with allocated expenses. At December 31, 2020, the balance due to the Parent was $15.9 million. During the year ended December 31, 2020, the Parent contributed $20.0 million in capital to us.

We have a revolving, committed and unsecured credit line for $25.0 million with the Parent. Interest on this line of credit is based on the effective federal rate as determined by Internal Revenue Service. The credit line has no maturity date and remains in effect until terminated by either party. There were no outstanding borrowings against the line of credit at December 31, 2020.

Pursuant to the clearing agreement with RHS, we introduce our users to RHS on a fully disclosed basis and utilize RHS to clear and facilitate trades. As of December 31, 2020, due from affiliated broker-dealer in the statement of financial condition consists of cash held at our proprietary account at RHS of $4.4 million and the balance due from RHS of $76.4 million.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increasing incidence of litigation involving the brokerage industry, including class action suits that generally seek substantial damages. Damages may include, in some cases, punitive damages. Compliance and trading problems that are reported to federal, state and provincial regulators, exchanges or other self-regulatory organizations by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.

Like other brokerage firms, we have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings.

Legal and regulatory matters

The outcome of legal and regulatory matters discussed in this section is inherently uncertain and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain historic matters as well as certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to vigorously defend the pending matters. Litigation is inherently uncertain, and any judgment entered against us, or any adverse settlement, could materially and adversely impact our business and financial condition. Unless otherwise noted below with respect to a specific matter, we are unable to provide a reasonable estimate of any potential liability given the uncertain nature of litigation and the stage of proceedings in these matters. With respect to all other pending matters not disclosed below, based on current information, we do not believe that such matters, individually or in the aggregate, would have a material adverse impact on our business, financial condition.

Best Execution, Payment for Order Flow, and Sources of Revenue Matters

Beginning on December 23, 2020, four putative securities fraud class action lawsuits were filed against RHM, RHF, and/or RHS. Three were filed in the United States District Court for the Northern District of California: *Kwon v. Robinhood Financial LLC et al.*, *Luparello v. Robinhood Financial LLC et al.*, and *Nabi v. Robinhood Financial LLC et al.* One was filed in the United States District Court for the Southern District of California: *Ghebrehiwet v. Robinhood Financial LLC et al.* The lawsuits generally allege that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including payment for order flow). The three complaints filed in the Northern District of California assert claims for violations of Sections 10(b) of the Securities Exchange Act of 1934. All four complaints assert state law claims under California law, and seek damages, restitution, disgorgement, and other relief.

March 2020 Outages

On March 2-3, 2020, our platform experienced an outage across various services, which prevented customers from using the app, website, and help center. On March 9, 2020, our platform experienced an outage across its trading products, which prevented customers from placing trades (together with the March 2-3 outages, the "March 2020 Outages"). There are many uncertainties associated with these types of incidents and impacts associated with service outages have included, and may in the future include, remediation costs to customers, systems upgrades, increased insurance costs, adverse effects on compliance with laws and regulations, litigation, and reputational damage.

Beginning on March 4, 2020, putative class actions were filed against RHM, RHF, and RHS in state and federal district courts relating to the March 2020 Outages. All but one of the cases have been consolidated as *In re Robinhood Outage Litigation* in the United States District Court for the Northern District of California. The remaining putative class action, *Withouski v. Robinhood Financial LLC et al.*, pending in the Superior Court of the State of California, County of San Mateo, has been stayed by agreement of the parties. The lawsuits generally allege that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF, and RHS failed to implement appropriate backup systems. The lawsuits include, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment, and violations of certain California consumer protection statutes. The lawsuits generally seek damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. On October 5, 2020, RHM, RHF, and RHS filed a motion to dismiss the consolidated amended complaint and to strike the class allegations. On February 18, 2021, the court dismissed RHM from the case with leave to amend, but otherwise denied the motion, and ordered the parties to select a mediator within 14 days.

In addition, the SEC staff is conducting an examination, and FINRA and certain state regulatory authorities are conducting investigations, regarding the March 2020 Outages and related procedures. RHM, RHF, and RHS are cooperating with requests from these regulators.

Options Trading and Related Customer Communications and Displays

The SEC staff is conducting an examination, and FINRA and certain state regulatory authorities are conducting investigations, regarding RHF's options trading and related customer communications and displays. The SEC staff, FINRA staff and staff of such state regulatory authorities are reviewing, among other things, how RHF displays cash and buying power to customers and its options trading approval processes. RHF is cooperating with the regulators' requests.

On February 8, 2021, the family of Alexander Kearns, a Robinhood customer who traded options, filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against RHF, RHS, and RHM in connection with Mr. Kearns's death by suicide in June 2020. The lawsuit asserts claims for wrongful death, negligent infliction of emotional distress, and unfair business practices under a California statute, and seeks damages and other relief.

Potential Resolution of FINRA Matters

RHF and RHS are currently engaged in discussions with FINRA staff regarding a possible negotiated resolution of certain FINRA matters, including the March 2020 Outages and options trading and related customer communications and displays noted above. While these discussions are ongoing, RHF and RHS anticipate that any resolution, if reached, would involve charges of violations of FINRA rules, a fine, customer restitution, a censure, and a compliance consultant. We have accrued in our statement of financial condition for the year ended December 31, 2020 of $26.6 million representing the bottom of the range of our probable losses. We cannot predict, however, whether these discussions will result in a resolution of these matters.

Account Takeovers

FINRA and state and federal regulators, including the SEC, the New York State Department of Financial Services and the New York Attorney General's Office, are conducting various inquiries concerning RHM, RHF, and RHC related to account takeovers, or circumstances under which an unauthorized actor successfully logs into a customer account. RHM, RHF, and RHC are cooperating with these inquiries.

On January 8, 2021, a putative class action was filed against RHF and RHS by Siddharth Mehta, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users from January 1, 2020 to October 16, 2020. The lawsuit generally alleges that RHF and RHS breached their own privacy policies and various California laws, including the California Consumer Protection Act, by failing to freeze these customer accounts and alert such customers immediately after the breach occurred.

Massachusetts Securities Division Complaint

On December 16, 2020, the Enforcement Section of the Massachusetts Securities Division (the "MSD") filed an administrative complaint against RHF, which stems from an investigation initiated by the MSD on or around July 21, 2020. The Complaint alleges three counts of Massachusetts securities law violations regarding unethical and dishonest conduct or practices, failure to supervise, and failure to act in accordance with the Massachusetts fiduciary duty standard, which became effective on March 6, 2020 and had an effective enforcement date beginning September 1, 2020. Among other things, MSD alleges that RHF's product features and marketing strategies, outages, and options trading approval process constitute violations of Massachusetts securities laws. The complaint seeks, among other things, injunctive relief (seeking a permanent cease and desist order), censure, restitution, disgorgement, an independent consultant, and an administrative fine. On January 29, 2021, RHF filed an answer to this complaint.

Pinchasov v. Robinhood Financial LLC

On November 5, 2020, Plaintiff Shterna Pinchasov ("Plaintiff") filed a putative class action in the Circuit Court of the 11th Judicial Circuit of Florida in and for Miami-Dade County asserting claims of negligence and breach of fiduciary duty based on allegations that RHF failed to prevent customers from using its interface for stocks that were subject to a "T1 Halt," and seeking damages. Securities exchanges, such as the New York Stock Exchange and the Nasdaq Stock Market, have the authority to halt and delay trading in a security, and a "T1 Halt" (or regulatory halt) may occur pending the release of material news about a company.

On November 30, 2020, RHF removed this action to the Southern District of Florida pursuant to the Class Action Fairness Act of 2005. On December 21, 2020, RHF filed a motion to dismiss the complaint. On February 17, 2021, the federal district court denied Plaintiff's motion to remand to state court.

Gordon v. Robinhood Financial LLC

On October 29, 2019, a putative class action was filed against RHF and RHM in the Superior Court for the State of Washington, County of Spokane. The complaint alleges that RHF and RHM initiated or assisted in the transmission of commercial electronic text messages to Washington State residents without their consent in violation of Washington State law. The action has been removed to the Eastern District of Washington, pursuant to the Class Action Fairness Act of 2005, and the court granted RHM's motion to dismiss for lack of personal jurisdiction. On January 7, 2020, we filed a motion to dismiss the complaint, which was denied. On January 25, 2021, the court granted the plaintiff's motion for class certification. A trial date has not been set yet.

NOTE 8: NET CAPITAL REQUIREMENTS

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. We have elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $0.25 million or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Our net capital balance changes day to day, but on December 31, 2020, we had net capital of $154.2 million which was $153.9 million in excess of our required net capital of $0.25 million.

NOTE 9: SUBSEQUENT EVENTS

We have evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued.

Capital distribution to Parent

On January 29, 2021, we distributed capital in the amount of $40.0 million to the Parent.

Early 2021 Trading Restrictions

Beginning on January 28, 2021, due to unprecedented market volatility and related portfolio margin demands imposed on RHS by the clearinghouse National Securities Clearing Corporation, RHS temporarily restricted or limited its customers' purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our platform ("Early 2021 Trading Restrictions").

As of the date the financial statements were available to be issued, we have become aware of approximately 46 putative class actions and three individual actions that have been filed against RHM, RHF, and/or RHS in various federal and state courts relating to the Early 2021 Trading Restrictions. The complaints generally allege breach of contract, breach of the implied covenant of good faith and fair dealing, negligence, breach of fiduciary duty and other common law claims. Several complaints further allege federal securities claims, federal and state antitrust claims, federal computer fraud claims, and/or certain state consumer protection claims based on similar factual allegations. Approximately seventeen of the putative class actions also name other broker-dealers and/or market makers as defendants. We believe that the claims in these lawsuits are without merit and intend to defend against them vigorously.

As of the date the financial statements were available to be issued, RHM, RHF, and/or RHS have also received inquiries related to the Early 2021 Trading Restrictions from the United States Attorney's Office of the Northern District of California, the SEC's Division of Examinations, FINRA, the New York Attorney General's Office, other state attorneys general offices, and a number of state securities regulators, as well as several inquiries based on specific customer complaints. We have also received information requests from the United States Congress. We are cooperating with these requests.

Due to the very preliminary nature of all of these proceedings, we are unable at this time to estimate the likelihood or magnitude of any possible losses related to these matters.